Filed Pursuant to Rule 433

Registration Statement No. 333-248587

Pricing Term Sheet

BROWN & BROWN, INC.

Pricing Term Sheet

Issuer:	Brown & Brown, Inc.

Expected Ratings/Outlook*:	Baa3/BBB- (stable/stable)

Securities:	4.200% Senior Notes due 2032 (the “2032 Notes”) 4.950% Senior Notes due 2052 (the “2052 Notes”)

Legal Format:	SEC Registered

Trade Date:	March 14, 2022

Settlement Date**:	March 17, 2022 (T+3)

Maturity Date:	March 17, 2032 (2032 Notes) March 17, 2052 (2052 Notes)

Principal Amount:	$600,000,000 (2032 Notes) $600,000,000 (2052 Notes)

Price to Public:	99.644% of Principal Amount (2032 Notes) 98.631% of Principal Amount (2052 Notes)

Net Proceeds to Issuer (before offering expenses):	$1,180,500,000

Spread to Treasury Benchmark:	+210 basis points (2032 Notes) +255 basis points (2052 Notes)

Treasury Benchmark:	1.875% due February 15, 2032 (2032 Notes) 1.875% due November 15, 2051 (2052 Notes)

Treasury Yield:	2.144% (2032 Notes) 2.489% (2052 Notes)

Re-Offer Yield:	4.244% (2032 Notes) 5.039% (2052 Notes)

Coupon:	4.200% (2032 Notes) 4.950% (2052 Notes)

Interest Payment Dates:	Semi-annually on March 17 and September 17 of each year, commencing September 17, 2022 (2032 Notes) Semi-annually on March 17 and September 17 of each year, commencing September 17, 2022 (2052 Notes)

Use of Proceeds:	Together with borrowings under our revolving credit facility, cash on hand and other borrowings, to fund the cash consideration and other amounts payable under the GRP Acquisition Agreement (as defined in the preliminary prospectus supplement) and to pay fees and expenses associated with the foregoing. If the GRP Acquisition (as defined in the preliminary prospectus supplement) is not consummated on or prior to December 31, 2022, the net proceeds from the 2052 Notes will be used for general corporate purposes.

Optional Redemption:

Prior to December 17, 2031 (three months prior to the 2032 Notes maturity date) (the “2032 Par Call Date”) and prior to September 17, 2051 (six months prior to the 2052 Notes maturity date) (the “2052 Par Call Date”), the Issuer may redeem the 2032 Notes and/or the 2052 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes of such series being redeemed discounted to the redemption date (assuming the notes of such series being redeemed matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of the Securities—Optional Redemption”), plus 35 basis points in the case of the 2032 Notes, and plus 40 basis points in the case of the 2052 Notes less, (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the notes of such series being redeemed,

plus, in either case, accrued and unpaid interest on the principal amount of the notes of such series being redeemed to the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the 2032 Notes and/or the 2052 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest thereon to the redemption date.

See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement for more information.

Special Mandatory Redemption:	If the GRP Acquisition is not consummated on or prior to December 31, 2022 or the GRP Acquisition Agreement is terminated before December 31, 2022, special mandatory redemption at 101% for the 2032 Notes. The 2052 Notes are not subject to the special mandatory redemption.

CUSIP:	115236AE1 (2032 Notes) 115236AF8 (2052 Notes)

ISIN:	US115236AE14 (2032 Notes) US115236AF88 (2052 Notes)

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

BMO Capital Markets Corp.

Truist Securities, Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Morgan Stanley & Co. LLC

Co-Managers:	Citizens Capital Markets, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised, suspended or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

**

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

The issuer has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at (800) 294-1322, BMO Capital Markets Corp. toll free at (866) 864-7760 or Truist Securities, Inc. toll-free at (800) 685-4786.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.